Exhibit 99.2
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	July 4, 2010	October 4, 2009	July 5, 2009

	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$201,209	$99,732	$74,478
Trade accounts receivable	167,948	159,645	181,480
Income taxes receivable	528	–	–
Inventories (note 5)	323,991	301,867	339,555
Prepaid expenses and deposits	10,596	11,604	12,218
Other current assets	9,646	7,117	4,716

	713,918	579,965	612,447

Property, plant and equipment	471,704	414,538	422,127
Assets held for sale (note 8)	3,546	6,544	6,520
Intangible assets	54,359	56,757	57,556
Goodwill	10,035	6,709	6,709
Future income taxes	9,827	7,910	7,909
Other assets	12,242	9,985	13,033

Total assets	$1,275,631	$1,082,408	$1,126,301

Current liabilities:
Accounts payable and accrued liabilities	$184,666	$124,378	$122,117
Income taxes payable	–	11,822	11,090
Current portion of long-term debt	58	2,803	2,768

	184,724	139,003	135,975

Long-term debt	–	1,584	90,154
Future income taxes	22,640	23,764	25,567
Non-controlling interest in consolidated joint venture	8,367	7,272	7,184

Contingencies (note 13)

Shareholders’ equity:
Share capital	96,236	93,042	92,875
Contributed surplus	9,753	6,976	6,164

Retained earnings	925,948	784,519	742,134
Accumulated other comprehensive income	27,963	26,248	26,248

	953,911	810,767	768,382

	1,059,900	910,785	867,421

Total liabilities and shareholders’ equity	$1,275,631	$1,082,408	$1,126,301

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended

	July 4, 2010	July 5, 2009	July 4, 2010	July 5, 2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$395,324	$307,797	$942,528	$736,599
Cost of sales	288,190	232,747	678,938	583,922

Gross profit	107,134	75,050	263,590	152,677

Selling, general and administrative expenses	39,927	36,213	112,629	100,634
Restructuring and other charges (note 8)	2,812	4,353	5,922	5,421

Operating income	64,395	34,484	145,039	46,622

Financial expense (income), net (note 12)	961	(1,514)	1,883	(1,304)
Non-controlling interest in consolidated joint venture	584	299	1,095	22

Earnings before income taxes	62,850	35,699	142,061	47,904

Income taxes (note 15)	(1,837)	(5,807)	632	(5,040)

Net earnings	64,687	41,506	141,429	52,944

Other comprehensive income, net of related income taxes (note 10)	489	–	1,715	–

Comprehensive income	$65,176	$41,506	$143,144	$52,944

Earnings per share:
Basic EPS (note 9)	$0.53	$0.34	$1.17	$0.44
Diluted EPS (note 9)	$0.53	$0.34	$1.16	$0.44
See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Nine months ended July 4, 2010 and July 5, 2009
(in thousands or thousands of U.S. dollars)

				Accumulated

				other		Total

	Share capital		Contributed	comprehensive	Retained	shareholders'

	Number	Amount	surplus	income	earnings	equity

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785

Stock-based compensation related to stock options and Treasury restricted share units	–	–	3,146	–	–	3,146

Recovery related to repricing of stock options previously exercised (note 6)	–	–	1,159	–	–	1,159

Shares issued under employee share purchase plan	19	466	–	–	–	466

Shares issued pursuant to exercise of stock options	178	1,210	(10)	–	–	1,200

Shares issued pursuant to vesting of Treasury restricted share units	142	1,518	(1,518)	–	–	–

Other comprehensive income (note 10)	–	–	–	1,715	–	1,715

Net earnings	–	–	–	–	141,429	141,429

Balance, July 4, 2010 (unaudited)	121,302	$96,236	$9,753	$27,963	$925,948	$1,059,900

Balance, October 5, 2008	120,536	$89,377	$6,728	$26,248	$689,190	$811,543

Stock-based compensation related to stock options and Treasury restricted share units	–	–	2,195	–	–	2,195

Shares issued under employee share purchase plan	48	618	–	–	–	618

Shares issued pursuant to exercise of stock options	53	121	–	–	–	121

Shares issued pursuant to vesting of Treasury restricted share units	315	2,759	(2,759)	–	–	–

Net earnings	–	–	–	–	52,944	52,944

Balance, July 5, 2009 (unaudited)	120,952	$92,875	$6,164	$26,248	$742,134	$867,421

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.32

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Nine months ended

	July 4, 2010	July 5, 2009	July 4, 2010	July 5, 2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$64,687	$41,506	$141,429	$52,944
Adjustments for:
Depreciation and amortization (note 11 (b))	17,079	16,292	48,855	48,417
Variation of depreciation included in inventories (note 11 (b))	1,763	1,151	2,667	(4,265)
Restructuring charges related to assets held for sale and property, plant and equipment (note 8)	769	553	2,879	568
Loss on disposal of property, plant and equipment	427	206	1,007	571
Stock-based compensation costs	1,106	857	3,146	2,195
Future income taxes	(3,061)	(12)	(3,061)	(371)
Non-controlling interest	584	299	1,095	22
Unrealized net loss (gain) on foreign exchange and financial derivatives not designated as cash flow hedges	1,115	(1,580)	1,819	(3,506)
Realized gain on financial derivatives included in other comprehensive income, net of amounts reclassified to net earnings	(1,303)	–	709	–

	83,166	59,272	200,545	96,575
Changes in non-cash working capital balances:
Trade accounts receivable	(17,615)	(21,578)	(7,655)	23,388
Inventories	13,713	39,209	(24,291)	(19,118)
Prepaid expenses and deposits	(3,529)	(3,588)	1,008	(1,805)
Other current assets	(1,882)	6,305	(1,089)	5,204
Accounts payable and accrued liabilities	32,866	6,096	55,437	(25,940)
Income taxes	537	(5,093)	(12,357)	(31,217)

	107,256	80,623	211,598	47,087
Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving long-term credit facility	–	(28,000)	–	43,000
Increase in other long-term debt	–	–	43	44
Repayment of other long-term debt	(640)	(561)	(4,372)	(3,126)
Proceeds from the issuance of shares	734	282	1,666	739
Recovery related to repricing of stock options previously exercised (note 6)	–	–	1,159	–

	94	(28,279)	(1,504)	40,657
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(25,996)	(7,573)	(94,530)	(34,637)
Business acquisition (note 4)	–	–	(15,326)	–
Restricted cash related to business acquisition	254	–	254	2,036
Proceeds on disposal of assets held for sale	348	5,056	4,388	5,688
Net decrease (increase) in other assets	624	418	(2,900)	1,217

	(24,770)	(2,099)	(108,114)	(25,696)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(463)	265	(503)	73

Net increase in cash and cash equivalents during the period	82,117	50,510	101,477	62,121
Cash and cash equivalents, beginning of period	119,092	23,968	99,732	12,357

Cash and cash equivalents, end of period	$201,209	$74,478	$201,209	$74,478

Supplemental disclosure of cash flow information (note 11 (a))
See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(For the period ended July 4, 2010)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)
1. BASIS OF PRESENTATION:
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended October 4, 2009.
The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the third fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.
2. SIGNIFICANT ACCOUNTING POLICIES:
The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1 of its audited consolidated financial statements for the year ended October 4, 2009.
3. FUTURE ACCOUNTING STANDARDS:
Business combinations:
In January 2009, the AcSB issued CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption. The Company expects to early adopt Section 1582 in fiscal 2011.
Consolidated financial statements and non-controlling interests:
In January 2009, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008) under IFRS. Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Instead, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted which would be effective as of the beginning of the fiscal year of adoption. The Company expects to early adopt these Sections in fiscal 2011, which would result in the reclassification of the non-controlling interest in consolidated joint venture from a separate item on the consolidated balance sheet to a separate component of shareholders’ equity for all periods presented.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
4. BUSINESS ACQUISITION:
Effective March 31, 2010, the Company acquired 100% of the common shares of Shahriyar Fabric Industries Limited (“Shahriyar”), a vertically-integrated knitting, dyeing, finishing, cutting and sewing facility for the manufacture of high-quality ring-spun T-shirts near Dhaka, Bangladesh, for a total consideration of $15.3 million. The purpose of the acquisition was to begin the development over time of a vertically-integrated manufacturing hub in Asia, to position the Company to pursue its growth strategy in its target geographic markets in Asia and Europe.
The Company accounted for this acquisition using the purchase method and the results of Shahriyar have been consolidated with those of the Company from the date of acquisition.
The Company has allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management’s best estimate of their fair values and taking into consideration all relevant information available to date. Since the Company is still in the process of finalizing the valuation of assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2010.
The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$1,500
Inventories	500
Property, plant and equipment	12,200

14,200
Liabilities assumed:
Accounts payable and accrued liabilities	(2,200)

Net identifiable assets acquired	12,000
Goodwill	3,326

Purchase price	$15,326

Consideration:
Payment to shareholders	$2,800
Repayment of debt on behalf of the selling shareholders at closing	12,000
Transaction costs	526

$15,326

The Company’s repayment of the debt on behalf of the selling shareholders at closing was funded through a new short term banking facility of $12 million, repayable on demand and subject to review for renewal on March 31, 2011. This facility bears interest at 9.5% per annum, which is payable quarterly, and is secured by a restricted cash deposit. As at July 4, 2010, the amount drawn under the short-term banking facility and the corresponding balance of the restricted cash deposit both amounted to $9.2 million. The Company has offset the amounts owing under the short term banking facility against the collateral deposit in the interim consolidated balance sheet since the Company has the legal right of offset and intends to use the collateral deposit to ultimately repay the bank facility.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
5. INVENTORIES:
Inventories were comprised of the following:

	July 4, 2010	October 4, 2009	July 5, 2009

Raw materials and spare parts inventories	$54,263	$43,078	$43,774
Work in process	29,527	24,576	29,350
Finished goods	240,201	234,213	266,431

	$323,991	$301,867	$339,555

6. STOCK-BASED COMPENSATION:
The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries.
As previously disclosed, an internal review of all stock option grants made by the Company since its initial public offering in 1998 was conducted by a special committee of independent directors of the Board. As a result of this review, the Company determined that certain stock options granted to employees, officers and directors during fiscal years 1999 to 2003 had been awarded at prices which were inconsistent with the terms of the Company’s LTIP in effect at the time, as well as with certain requirements of the Toronto Stock Exchange. The special committee of the Board concluded that there had been no intention of wrongdoing on the part of any current or former director or senior officer in the granting of stock options during the aforesaid period. However, current directors and senior executive officers who inadvertently benefitted from more favourable pricing of stock options have voluntarily reimbursed the Company for any excess gains and have agreed to the repricing of unexercised options. In addition, the Company has pursued all reasonable avenues for recoveries from other parties. The steps taken by the Company resulted in: (i) the Company increasing the exercise price of 261,440 unexercised vested stock options during the second quarter, resulting in a $0.2 million increase in the aggregate exercise value of the unexercised stock options, or representing an increase to the weighted average exercise price for these stock options of $0.77 (from $6.18 to $6.95), and also resulting in an increase of $0.10 to the weighted average exercise price of all options outstanding as at April 4, 2010 (from $18.76 to $18.86), and; (ii) the Company recovering $2.2 million in cash, including $1.1 million from current senior officers during the second quarter relating to stock options that were previously exercised, and $1.1 million from other parties during the first quarter. Amounts recovered in cash from current senior officers have been recorded as a credit to contributed surplus. No adjustment is required to prior year financial statements under either Canadian or U.S. GAAP.
Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price

		(in Canadian dollars)

Options outstanding, October 4, 2009	1,010	$16.21
Granted	498	21.77
Exercised	(178)	7.01
Forfeited	(20)	26.14

Options outstanding, July 4, 2010	1,310	$19.58

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. STOCK-BASED COMPENSATION (continued):
As at July 4, 2010, 479,227 outstanding options were exercisable at the weighted average price of CA$11.70 (October 4, 2009 – 658,388 options at CA$10.17). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the nine months ended July 4, 2010 was $8.51 (2009 – $9.24).
Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 4, 2009	758	$18.48
Granted	201	18.57
Settled through the issuance of common shares	(142)	10.72
Forfeited	(29)	24.17

Treasury RSUs outstanding, July 4, 2010	788	$19.68

As at July 4, 2010, none of the awarded and outstanding Treasury RSUs were vested.
The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the third quarter and for the first nine months of fiscal 2010 was $1.1 million (2009 – $0.9 million) and $3.1 million (2009 – $2.2 million), respectively. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.
Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 4, 2009	185
Granted	214
Settled	(48)
Forfeited	(14)

Non-Treasury RSUs outstanding, July 4, 2010	337

As of July 4, 2010, the weighted average fair value per non-Treasury RSU was $27.94. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at July 4, 2010, none of the outstanding non-Treasury RSUs were vested.
The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the third quarter and for the first nine months of fiscal year 2010 was $0.8 million (2009 – $0.5 million) and $2.5 million (2009 – $0.3 million), respectively. The counterpart has been recorded in accounts payable and accrued liabilities.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
7. GUARANTEES:
The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at July 4, 2010, the maximum potential liability under these guarantees was $17.1 million (October 4, 2009 – $10.0 million), of which $4.9 million (October 4, 2009 – $4.7 million) was for surety bonds and $12.2 million (October 4, 2009 – $5.3 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, the corporate guarantees and standby letters of credit mature at various dates to the end of fiscal 2011.
As at July 4, 2010, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.
8. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE:

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Gain on disposal of assets held for sale	$–	$(68)	$(433)	$(653)
Accelerated depreciation	377	–	2,270	–
Asset impairment loss and write-down of assets held for sale	392	621	1,042	1,221
Employee termination costs and other benefits	346	1,646	673	2,099
Other exit costs	1,697	2,154	2,370	2,754

	$2,812	$4,353	$5,922	$5,421

During the first quarter of fiscal 2010, the Company announced plans to consolidate its existing distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, which have resulted in the closure of its leased retail distribution facility in Martinsville, Virginia and will result in the closure of its retail distribution facility in Fort Payne, Alabama during the fourth quarter of fiscal 2010. The costs incurred in connection with this initiative have been recorded as restructuring and other charges, including accelerated depreciation resulting from a change in estimate for the remaining economic lives of certain distribution long-lived assets at the beginning of fiscal 2010. The Company has also recorded restructuring charges in fiscal 2010 and 2009 relating to manufacturing facilities that were closed in fiscal 2009 and in previous years.
For the first nine months of fiscal 2010, restructuring and other charges totalled $5.9 million, mainly relating to the consolidation of retail distribution facilities mentioned above, including $2.3 million of accelerated depreciation, $0.7 million of employee termination costs, and an asset impairment loss of $1.0 million. The Company also incurred other exit costs of $2.4 million for the nine months ended July 4, 2010 including inventory transfer costs, carrying and dismantling costs, and lease termination costs. The Company expects to incur an additional $2.1 million of restructuring costs during the fourth quarter of fiscal 2010 primarily relating to the consolidation of the Company’s distribution facilities. Restructuring charges of $5.4 million in the first nine months of fiscal 2009 include $6.1 million of severance, other exit costs and an asset impairment loss, less a gain of $0.7 million recognized on the disposal of assets relating to closures which occurred in previous fiscal years.
Assets held for sale of $3.5 million as at July 4, 2010 (October 4, 2009 – $6.5 million; July 5, 2009 – $6.5 million) include property, plant and equipment relating to the closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. EARNINGS PER SHARE:
A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,264	120,911	121,101	120,761

Basic earnings per share	$0.53	$0.34	$1.17	$0.44

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,264	120,911	121,101	120,761
Plus dilutive impact of stock options and Treasury RSUs	834	572	826	596

Diluted weighted average number of common shares outstanding	122,098	121,483	121,927	121,357

Diluted earnings per share	$0.53	$0.34	$1.16	$0.44

Excluded from the above calculation for the three months ended July 4, 2010 are 507,580 (2009 – 444,920) stock options and nil (2009 – 168,192) Treasury RSUs which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended July 4, 2010 are 784,214 (2009 – 456,694) stock options and 21,833 (2009 – 280,411) Treasury RSUs which were deemed to be anti-dilutive.
10. OTHER COMPREHENSIVE INCOME:
Other comprehensive income was comprised of the following:

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Net gain on derivatives designated as cash flow hedges (net of income tax expense of $15 and $43, respectively)	$1,481	$–	$4,281	$–

Amounts reclassified from other comprehensive income to net earnings, and included in:
Net sales (net of income tax of $8 and $18, respectively)	(789)	–	(1,792)	–
Selling, general and administrative expenses (net of income tax of $3)	(289)	–	(289)	–
Financial expense (income), net (net of income tax of $1 and $5, respectively)	86	–	(485)	–

	$489	$–	$1,715	$–

As at July 4, 2010, approximately $1.8 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next 12 months.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.39

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
10. OTHER COMPREHENSIVE INCOME (continued):
During the second quarter of fiscal 2010 the Company entered into early settlement arrangements for certain forward foreign exchange contracts designated as cash flow hedges. As a result of these early settlements, the Company received $3.0 million in cash of which $0.7 million is recorded in accumulated other comprehensive income, and will be recognized in net earnings in the same period in which the foreign exchange impact of the forecasted hedged items affects net earnings. For the nine months ended July 4, 2010, $2.3 million was recognized in net earnings, of which $1.0 million was recognized in the second quarter and $1.3 million in the third quarter, as the foreign exchange impact of the hedged items occurred during these periods.
11. OTHER INFORMATION:
(a)	Supplemental cash flow disclosure:

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Cash paid during the period for:
Interest	$335	$446	$444	$1,790
Income taxes	1,172	1,775	16,584	27,945

	July 4, 2010	October 4, 2009	July 5, 2009

Balance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	$2,150	$627	$1,535
Proceeds on disposal of long-lived assets in other assets	438	808	978
Proceeds on disposal of long-lived assets in other current assets	199	456	542
Business acquisition in accounts payable and accrued liabilities	–	–	1,196

Non-cash ascribed value credited to share capital from shares issued pursuant to vesting of Treasury RSUs and exercise of stock options	$1,528	$2,759	$2,759

Cash and cash equivalents consist of:
Cash balances with banks	$96,508	$92,608	$69,647
Short-term investments, bearing interest at rates up to 0.6% at July 4, 2010, up to 0.12% at October 4, 2009 and up to 0.18% at July 5, 2009	104,701	7,124	4,831

	$201,209	$99,732	$74,478

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.40

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
11. OTHER INFORMATION (continued):
(b)	Depreciation and amortization (excluding accelerated depreciation, which is included in restructuring and other charges):

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Depreciation and amortization of property, plant and equipment and intangible assets	$17,079	$16,292	$48,855	$48,417
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	1,763	1,151	2,667	(4,265)

Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$18,842	$17,443	$51,522	$44,152

Consists of:
Depreciation of property, plant and equipment	$18,038	$16,636	$49,105	$41,588
Amortization of intangible assets	799	799	2,398	2,398
Amortization of deferred financing costs and other	5	8	19	166

Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$18,842	$17,443	$51,522	$44,152

(c)
The Company recorded bad debt expense of $0.1 million (2009 – $0.7 million) for the three months ended July 4, 2010 and $0.5 million (2009 – $3.1 million) for the nine months ended July 4, 2010. Bad debt expense is included in selling, general and administrative expenses.

(d)
The Company expensed $2.4 million (2009 – $1.4 million) in cost of sales for the three months ended July 4, 2010, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. The expense for the nine months ended July 4, 2010 was $6.4 million (2009 – $5.4 million).

12. FINANCIAL INSTRUMENTS:
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash included in other assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents were measured using Level 2 inputs in the fair value hierarchy, and forward foreign exchange contracts and forward fuel oil contracts were measured using Level 1 inputs in the fair value hierarchy.
(a)	Financial expense (income), net:

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Interest expense (i)	$281	$248	$299	$1,615
Bank and other financial charges	152	206	930	713
Foreign exchange loss (gain) (ii)	528	(1,968)	654	(3,632)

	$961	$(1,514)	$1,883	$(1,304)

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.41

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
12. FINANCIAL INSTRUMENTS (continued):
(a)	Financial expense (income), net (continued):
(i)	Interest expense (income):

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Interest expense on long-term debt	$42	$402	$88	$1,663
Interest expense (credit) on short-term indebtedness	279	(28)	291	117
Interest income on held-for-trading financial assets	(38)	(122)	(99)	(153)
Interest income on loans and receivables	(20)	(20)	(60)	(60)
Other interest expense	18	16	79	48

	$281	$248	$299	$1,615

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.
(ii)	Foreign exchange loss (gain):

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Loss (gain) relating to financial assets and liabilities	$602	$(1,848)	$641	$(798)
(Gain) loss relating to financial derivatives not designated as cash flow hedges, including amounts realized on contract maturity and changes in fair value of open positions	(7)	(1,453)	–	1,304

Foreign exchange loss (gain) relating to financial instruments	595	(3,301)	641	506
Other foreign exchange (gain) loss	(67)	1,333	13	(4,138)

	$528	$(1,968)	$654	$(3,632)

(b)	Derivative instruments:

The Company has entered into forward foreign exchange contracts in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The forward foreign exchange contracts outstanding as at July 4, 2010 consisted primarily of contracts to sell or buy Euros, Australian dollars, Canadian dollars, and Mexican pesos in exchange for U.S. dollars.

The Company has also entered into forward fuel oil contracts in order to reduce the exposure of forecasted cash outflows that are affected by oil prices. The forward fuel oil contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period as the hedged fuel oil affects net earnings.

As at July 4, 2010, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
12. FINANCIAL INSTRUMENTS (continued):
(b)	Derivative instruments (continued):

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
July 4, 2010	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange contracts	$90,005	$2,035	$(667)	$715	$653
Forward fuel oil contracts	2,076	–	(185)	(185)	–

	$92,081	$2,035	$(852)	$530	$653

As at October 4, 2009 the Company had no outstanding derivative financial instruments relating to commitments to buy or sell foreign currencies through forward foreign exchange contracts or to commitments to buy forward fuel oil contracts.
13. CONTINGENCIES:
(a)	Securities Class Actions:
The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.
The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The Plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario action. A case management judge has been appointed but no date has been set yet for the case conference.
On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these proposed class action lawsuits, subject to final approval from the courts. In consideration of the dismissal of the proposed class actions currently pending before all three courts and releases from the proposed class members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million to be paid into an escrow account for distribution to the proposed class members. The settlement is conditional on the courts’ approval and subject to the Company’s option to terminate the settlement in the event valid opt-outs by the proposed class members exceed a pre-agreed confidential opt-out threshold. Under this agreement, the Company would have no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the interim Consolidated Financial Statements.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.43

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
13. CONTINGENCIES (continued):
(a)	Securities Class Actions (continued):
In the event the Company would elect to terminate the settlement agreement because valid opt-outs by proposed class members exceed the pre-agreed opt-out threshold, or if the courts would not provide final approval of the settlement, the parties would revert to their litigation positions immediately prior to the execution of the settlement agreement. If such event would occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.
(b)	Insurance claim:
The earthquake which struck Haiti on January 12, 2010 impacted the Company’s third-party contractor operations used to sew the majority of the fabric produced at its Dominican Republic textile facility. The impact on the Company’s operations included a temporary loss of production primarily during the second quarter, which subsequently resulted in lost sales opportunities as well as supply chain inefficiencies. The Company’s insurance policies provide coverage for lost or damaged assets as well as interruptions to the Company’s business, including profits on lost sales and additional expenses to mitigate losses. The maximum insurance recovery for this event is $8.0 million, based on a specific policy sub-limit for events occurring in Haiti, and recoveries cannot be claimed before the applicable earthquake policy deductible, estimated at $2.8 million, has been exhausted. Subsequent to the end of the third quarter of fiscal 2010, the Company filed a preliminary insurance claim with its insurers, and expects to finalize the submission of its claim during the fourth quarter, which is expected to result in a total claim for the $8 million policy sub-limit. No insurance recoveries for this claim have been recorded in the interim Consolidated Financial Statements, as the Company’s insurers have not yet approved any portion of the claim for payment. There can be no assurance that all amounts claimed will be recovered.
14. SEGMENTED INFORMATION:
The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
(a)	Net sales by major product group:

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Activewear and underwear	$351,335	$258,059	$777,477	$554,754
Socks	43,989	49,738	165,051	181,845

	$395,324	$307,797	$942,528	$736,599

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.44

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
14. SEGMENTED INFORMATION (continued):
(b)	Major customers and revenues by geographic area:
(i)	The Company has two customers accounting for at least 10% of total net sales:

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

Company A	21.1%	20.0%	22.2%	18.1%
Company B	8.3%	9.4%	13.3%	15.9%

(ii)	Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
	2010	2009	2010	2009

United States	$342,599	$274,051	$826,726	$666,835
Canada	17,209	11,582	38,032	23,167
Europe and other	35,516	22,164	77,770	46,597

	$395,324	$307,797	$942,528	$736,599

(c)	Property, plant and equipment by geographic area are as follows:

	July 4, 2010	October 4, 2009	July 5, 2009

Honduras	$230,988	$212,034	$213,945
Caribbean basin	118,855	102,682	101,431
United States	81,590	67,491	71,281
Canada	16,706	22,211	25,096
Other	23,565	10,120	10,374

	$471,704	$414,538	$422,127

Goodwill and intangible assets relate mainly to acquisitions located in the United States.
15. INCOME TAXES:
Income taxes of $0.6 million for the nine months ended July 4, 2010 include an income tax recovery of $2.4 million in the third quarter related to the recognition of tax losses incurred in higher tax jurisdictions during the third quarter and income tax recoveries of $2.0 million related to restructuring charges, of which $1.1 million was recorded during the third quarter.
The income tax recoveries of $5.8 million and $5.0 million for the three-month and nine-month periods ended July 5, 2009, respectively, include the recognition of previously unrecorded tax benefits in the amount of $5.6 million relating to prior taxation years, and an income tax recovery of $1.0 million relating to restructuring and other charges.
16. COMPARATIVE FIGURES:
Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of a non-trade accounts receivable balance of $7.9 million as at July 5, 2009 against accounts payable and accrued liabilities for which the Company has the legal right of offset and intends to settle on a net basis.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.45